June 25, 2019

Katie Murray
Chief Financial Officer
Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, United Kingdom

       Re: Royal Bank of Scotland Group plc
           Form 20-F Filed February 28, 2019
           File No. 001-10306

Dear Ms. Murray:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services